UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Destiny Media Technologies Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

25063G 303

(CUSIP Number)

Steven Vestergaard

695-350 Centre Road

Lions Bay BC V0N 2E0

Canada

(604) 328-3893

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Steven E. Vestergaard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	947,899 Shares

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	947,899 Shares

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 947,899 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 9.07%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 10,450,656 shares issued and outstanding July 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed July 15, 2020.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Destiny Media Technologies Inc., a Nevada Corporation (the "Issuer"), and is being filed by Steven Vestergaard (the “Reporting Person”). The Issuer's current principal executive offices are located at 1110 – 885 West Georgia Street, Vancouver, British Columbia, Canada.

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ITEM 2.	IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Steven Vestergaard (the “Reporting Person”). The business address of the Reporting Person is 695-350 Centre Road, Lions Bay BC V0N 2E0, Canada. The Reporting Person is currently employed by Broughton and Broughton, an investment Company. The Reporting Person is a citizen of Canada.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person beneficially owns or has the right to acquire in sixty days. These securities in the Issuer are described as follows:

•	Common Stock in the Issuer totaling 947,899 shares.

The shares were acquired when Destiny Media Technologies, Inc. acquired Destiny Software Productions, Inc. from Mr. Vestergaard in 1999.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 947,899 shares or 9.07% of the Issuer’s issued and outstanding common stock as of July 15, 2020.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The Reporting Person has submitted to the Issuer a shareholder proposal pursuant to the Issuer’s Bylaws that nominates Steven Erik Vestergaard, Robert Chaplin, David Kaland, and Abhijit Bhattacharjee as members of the Issuer’s Board of Directors to be elected at the Issuer’s next annual meeting. A copy of the shareholder proposal notice is furnished with Schedule 13D. The Reporting Person’s Schedule 14N regarding these nominations, to be filed September 30, 2020, is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 947,899 shares of Common Stock of the Issuer, representing approximately 9.07% of the Issuer's common stock (based on 10,450,656 shares issued and outstanding July 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed July 15, 2020.).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Letter from Steven E. Vestergaard to the Issuer dated September 30, 2020

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020

By: /s/ Steven Vestergaard

Steven Vestergaard

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